Zoran Corporation 1390 Kifer Road Sunnyvale CA 94086 Tel 408 523 6500 Fax 408 523 6501 www.zoran.com

Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 21, 2011

February 20, 2011

Dear                     ,

I am pleased to inform you that today Zoran Corporation announced its intention to merge with CSR, a leader in Bluetooth and GPS solutions for handsets, automotive, consumer electronics, PCs and health and fitness markets.

Together we will provide differentiated, integrated product lines to enhance the end user experience in a broad range of devices such as handsets, audio, automotive, entertainment and lifestyle products by offering platform solutions that include connectivity, location-based technologies, image processing and embedded software.

By working together, we will be able to improve operations, and provide more valuable service and support to our customers. We are pleased that the Zoran team will be joining CSR. We look forward to broadening our jointly developed product offerings and to continue our partnership with you to face the challenges of our fast growing industry.

We expect the transaction to close in the second quarter of 2011, subject to CSR and Zoran shareholder, regulatory and other customary closing approvals. Until that time, both our companies continue to act as independent companies.

Until the deal closes – we are continuing all daily interactions with you as before. We will be contacting you shortly to arrange a time when we can meet to answer any questions or concerns that you may have about this merger.

Regards,

Tzach Hadas,

General Manager, Zoran Microelectronics

VP Operations, Zoran Corporation

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in

Zoran Corporation 1390 Kifer Road Sunnyvale CA 94086 Tel 408 523 6500 Fax 408 523 6501 www.zoran.com the Circular and the Prospectus or, in respect of the Zoran Shareholders, the Proxy Statement and F-4 Registration Statement.

How to find further information

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants are or will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.